
October 10, 2014

<u>Via E-mail</u>
Mr. Richard Moberg
Chief Financial Officer
Aware, Inc.
40 Middlesex Turnpike
Bedford, Massachusetts 01730

> **Re: Aware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 000-21129**

Dear Mr. Moberg:

We have reviewed your response dated September 25, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Financial Statements</u>

<u>General</u>

1. We note your response to our prior comments 1, 2 and 4 - 6. Please revise future filings to provide disclosure similar to the information included in your response.

<u>Consolidated Statements of Income, page 38</u>

1. We note your response to our prior comment 3 and your conclusion that the gain on sale of patent assets should be included in operating income consistent with the guidance in

FASB ASC 360-10-45-5. However, we note that the sub-total captions "operating income before patent related income" and "operating income after patent related income" are not consistent with the guidance in Rule 5-03 of Regulation S-X. Please revise your consolidated statement of income in future filings to remove these captions. You may present an operating income (loss) caption that reflects all operating items.

You may contact Julie Sherman at (202) 551-3640, or me at (202) 551-3676, if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief